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                                                                 Exhibit (a)(10)

Madison Completes Tender Offer for Units in CNL Income Funds


Denver, CO, November 16 - Madison Liquidity Investors 112, LLC announced today that its tender offers to purchase Units of limited partnership interest in CNL Income Fund VII Ltd, CNL Income Fund VIII Ltd, CNL Income Fund IX Ltd and CNL Income Fund X Ltd expired, as scheduled, on Friday, November 9, 2001. Madison accepted for purchase in accordance with the terms of its Offer all Units validly tendered and not withdrawn prior to the expiration of the Offer.

The numbers and percentages of Units in each Partnership set forth below were validly tendered and not withdrawn. Upon payment for these Units in accordance with the Terms of its Offer, Madison will beneficially own approximately the percentages set forth below of the total number of outstanding Units of each Partnership.

                       Number of Units                  Percentage of
Partnership            Accepted for Payment             Outstanding Units
CNL VII                        68,675                        0.23%
CNL VIII                       27,795                        0.08%
CNL IX                          5,123                        0.15%
CNL X                           1,750                        0.04%


Madison is a privately-held investment management firm.

Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 112, LLC, 6143 South Willow Drive, Suite 200, Greenwood Village, CO 80111. Telephone (800) 269-7313.